SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                           THISTLE GROUP HOLDINGS, CO.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value Per Share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    88431E103
               ---------------------------------------------------
                                 (CUSIP Number)

                             Richard Fisch, Esquire
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2001
            ---------------------------------------------------------
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 6 pages)

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CUSIP No.        88431E103           13D            Page 2 of 6 Pages
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

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           1         NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     John F. McGill, Jr.
-------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a)  [_]
                                                                                                 (b)  [_]
                     N/A
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           3         SEC USE ONLY


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           4         SOURCE OF FUNDS

                     PF
-------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) or 2(e)                                                           [_]

                     N/A
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           6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States

-------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER
      NUMBER OF                                   195,158 Shares
        SHARES        ---------------------------------------------------------------------------------------
     BENEFICIALLY             8         SHARED VOTING POWER
       OWNED BY                                    11,211 Shares
         EACH         ---------------------------------------------------------------------------------------
      REPORTING               9         SOLE DISPOSITIVE POWER
     PERSON WITH                                  377,444 Shares
                      ---------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                                   11,211 Shares
-------------------------------------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  377,944 Shares
-------------------------------------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                [_]

                        N/A
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          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.4% (based on 6,928,007 outstanding shares, including shares issuable upon exercise of options held by Mr. McGill)

-------------------------------------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON

                                   IN
-------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Thistle Group Holdings, Co. (the "Issuer"), the executive office of which is located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128.

Item 2. Identity and Background
-------------------------------

(a)  Name: John F. McGill, Jr.

(b)  Residence   or  Business   Address:   6060  Ridge   Avenue,   Philadelphia,
     Pennsylvania 19128.

(c) Present Principal Occupation or Employment: Chairman and CEO of Thistle Group Holdings, Co., 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128.

(d)  None.

(e)  None.

(f)  Citizenship:  United States


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         The purchase of the Common Stock was made with the personal funds of Mr. McGill. As an officer of the Issuer, Mr. McGill also acquired shares though a restricted stock award and through the employee stock ownership plan of the Issuer. Mr. McGill has exercisable options to purchase 171,575 shares. Such options were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. McGill were acquired for investment. Mr. McGill may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer.

         Other than as discussed above and in the performance of his duties as a director and as an executive officer of the Issuer, Mr. McGill has no current plans or proposals which relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) The reporting person beneficially owns 377,944 shares of the Common Stock as of the date of this statement, representing 5.4% of the issued and outstanding shares (including the shares issuable upon exercise of 171,575 exercisable options held by Mr. McGill).

         (b) Mr. McGill exercises sole voting power over 195,158 shares, which includes 34,366 vested shares that were awarded to him under the Issuer's restricted stock plan (the "RSP"). Mr. McGill exercises shared voting and dispositive power over 11,211 shares, which includes 10,711 shares that have been allocated to Mr. McGill through the Issuer's employee stock ownership plan and 500 shares owned by Mr. McGill's daughter. Mr. McGill exercises sole dispositive power over 377,444 shares, which includes 171,575 shares that may be acquired pursuant to the exercise of stock options.

         (c) No transactions in the class of securities being reported on have been effected during the past sixty days, other than the second scheduled vesting of the awards made to Mr. McGill under the Issuer's RSP. On July 21, 1999, Mr. McGill was awarded 85,913 shares under the RSP, which award vests at the rate of 20% per year, starting one year from the date of the grant.

         (d) Except as otherwise disclosed, no other person has any interest in the securities reported on pursuant to this Schedule 13D.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 7, 2001               /s/John F. McGill, Jr.
                                   --------------------------------------------
                                      John F. McGill, Jr.